UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

AMCI Acquisition Corp.
(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.0001
(Title of Class of Securities)

00165R 101
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 00165R 101

1	NAME OF REPORTING PERSON
AMCI Sponsor LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
5,108,019 (1)(2)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
5,108,019 (1)(2)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,108,019 (1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
See footnote (2) below.

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
18.8%(1)(2)(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 00165R 101

1	NAME OF REPORTING PERSON
2005 Kirmar Trust (US)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,108,019 (1)(2)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,108,019 (1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,108,019 (1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
See footnote (2) below

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
18.8%(1)(2)(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No.  00165R 101

1	NAME OF REPORTING PERSON
Fritz R. Kundrun Revocable Trust (US)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,108,019 (1)(2)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,108,019 (1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,108,019 (1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
See footnote (2) below.

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
18.8%(1)(2)(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No.  00165R 101

1	NAME OF REPORTING PERSON
Hans J. Mende

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,108,019 (1)(2)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,108,019 (1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,108,019 (1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
See footnote (2) below.

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
18.8%(1)(2)(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No.  00165R 101

1	NAME OF REPORTING PERSON
Fritz R. Kundrun

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,108,019 (1)(2)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,108,019 (1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,108,019 (1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
See footnote (2) below.

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
18.8%(1)(2)(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
See Item 4. These shares are the Issuer’s Class B Common Stock, which are automatically convertible into shares of the Issuer’s Class A Common Stock at the time of the Issuer’s initial business combination or earlier at the option of the holder and as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-227994).  AMCI Sponsor LLC (the “Sponsor”) is the record holder of the shares reported herein. 2005 Kirmar Trust (US) and Fritz R. Kundrun Revocable Trust (US) each owns 50% of the Sponsor. Hans J. Mende, the Issuer’s Executive Chairman, is the trustee of 2005 Kirmar Trust (US) and Fritz R. Kundrun is the trustee of Fritz R. Kundrun Revocable Trust (US), and as a result each has voting and investment discretion with respect to the shares of Class B common stock held by the Sponsor. As such, they may be deemed to have or share voting and dispositive power of the Class B Common Stock held directly by the Sponsor.

(2)	Excludes 5,910,416 shares of Class A Common stock which may be purchased by exercising warrants that are not presently exercisable.
(3)
Based on 22,052,077 shares of Class A Common Stock and 5,513,019 shares of Class B Common Stock issued and outstanding as of November 27, 2018 as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 30, 2018.

Item 1(a).	Name of Issuer

AMCI Acquisition Corp. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

975 Georges Station Road, Suite 900
Greensburg, PA 15601

Item 2(a).	Names of Persons Filing

The Sponsor, 2005 Kirmar Trust (US), Fritz R. Kundrun Revocable Trust (US), Hans J. Mende and Fritz R. Kundrun (collectively, the “Reporting Persons”)

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

975 Georges Station Road, Suite 900
Greensburg, PA 15601

Item 2(c).	Citizenship
The Sponsor is a limited liability company formed in Delaware. Each of 2005 Kirmar Trust (US) and Fritz R. Kundrun Revocable Trust (US) is a trust. Hans J. Mende is a citizen of Germany and Fritz R. Kundrun is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities

Class A Common Stock, $0.0001 par value per share.

* Class A common stock is the class of common stock of the Issuer registered pursuant to the Exchange Act. The Reporting Persons own shares of Class B common stock. The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of the Issuer’s initial business combination (the “Business Combination”), or earlier at the option of the holder, on a one-for-one basis, subject to certain adjustments. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the Issuer’s initial public offering (the “IPO”) and related to the closing of the Business Combination, including pursuant to a specified future issuance, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance, including a specified future issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock outstanding upon the completion of the IPO plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with the Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the Business Combination, any private placement-equivalent warrants issued to the Sponsor or its affiliates upon conversion of loans made to the Issuer or any securities issued pursuant to the contingent forward purchase contract, dated November 15, 2018, by and between the Issuer and the Sponsor).

Item 2(e).	CUSIP Number

00165R 101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2018, the Reporting Persons may be deemed to beneficially own 5,108,019 shares of the Issuer’s Class B Common Stock, representing 18.8% of the total Class A and Class B Common Stock issued and outstanding. The Class B Common Stock is automatically convertible into the Issuer’s Class A Common Stock at the time of the Issuer’s initial business combination, or earlier at the option of the Reporting Persons, on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-227994). The percentage of Class B Common Stock held by the Reporting Persons is based upon 22,052,077 shares of Class A Common Stock and 5,513,019 shares of Class B Common Stock issued and outstanding as of November 27, 2018 as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 30, 2018.

The Sponsor is the record holder of the shares reported herein. 2005 Kirmar Trust (US) and Fritz R. Kundrun Revocable Trust (US) each owns 50% of the Sponsor. Hans J. Mende, the Issuer’s Executive Chairman, is the trustee of 2005 Kirmar Trust (US) and Fritz R. Kundrun is the trustee of Fritz R. Kundrun Revocable Trust (US). As such, they may be deemed to have or share voting and dispositive power of the Class B Common Stock held directly by the Sponsor.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 13, 2019

/s/ Hans J. Mende, as trustee of 2005 Kirmar Trust (US), a member of AMCI Sponsor LLC	02/13/2019
/s/ Fritz R. Kundrun, as trustee of Fritz R. Kundrun Revocable Trust (US), a member of AMCI Sponsor LLC	02/13/2019
/s/ Hans J. Mende	02/13/2019
/s/ Fritz R. Kundrun	02/13/2019